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May 11, 2020

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	GCP Applied Technologies Inc. (“GCP” or the “Company”) Definitive Additional Materials on Schedule 14A Filed April 30, 2020 by Starboard Value LP et al. (collectively, “Starboard”) File No. 001-37533

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 5, 2020 (the “Staff Letter”), with regard to the above-referenced matter, including the shareholder presentation attached thereto (the “Presentation”). We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Presentation.

1.	Slide 8 displays “Organic Growth” for GCP and its Direct Peers, but does not indicate what financial metric is being measured by such growth. It appears to us, based on slides 26 and 61, that the “Organic Growth” rates on slide 8 are measuring the companies’ revenue. Please revise slide 8 to clarify.

Starboard acknowledges the Staff’s comment and has revised slide 8 of the Presentation to clarify that the financial metric being measured by such growth is revenue. Please see slide 8 included in Appendix A of Starboard’s supplemental presentation filed with the SEC on May 11, 2020.

2.	Please refer to comment #1 above. Assuming that the “Organic Growth” on slide 8 is measuring GCP’s and its Direct Peers’ revenue from 2015 to 2019, please revise the presentation clarify whether such “Organic Growth” represents an “average annual growth rate” (as indicated by footnote 2 on slide 8) or a “compound annual growth rate” (as indicated by slide 26).

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May 11, 2020

Starboard acknowledges the Staff’s comment and has revised slide 8 of the Presentation to clarify that the organic growth referenced represents a compounded annual growth rate. Please see slide 8 included in Appendix A of Starboard’s supplemental presentation filed with the SEC on May 11, 2020.

3.	With a view towards revised disclosure, please advise whether the 0.2% organic revenue growth figure for GCP from 2015 to 2019 shown on slides 26 and 61 (and on slide 8, if applicable) incorporates the 4.0% organic growth rate for 2015, as shown on slides 37 and 86. Although slide 26 (and slide 8, if applicable) indicates that the 0.2% organic sales growth figure for GCP is for the period 2015 through 2019, it appears to us that it is calculated using only the growth rates for the years 2016 through 2019.

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statements. The 0.2% organic revenue growth figure in slides 8, 26 and 61 does not include the 4.0% organic growth rate that occurred in 2015, and instead uses 2015 as the base year and incorporates only the organic revenue growth rates from 2016, 2017, 2018 and 2019 on a compounded annual growth rate basis. In order to help clarify Starboard’s calculation of the 0.2% organic revenue growth figure, Starboard has revised slides 8, 26 and 61 of the Presentation. Starboard respectfully advises the Staff that it believes slide 61 reflects that 2015 is serving as the basis for comparison (i.e., the chart titled “Construction Industry Trends Have Been Favorable” marks “2015 = 100”) and as such, the 4.0% organic growth rate that occurred in 2015 is not included in the calculation included on slide 61. However, Starboard has nonetheless revised slide 61 to provide further clarification regarding the 0.2% organic revenue growth figure. Please see slides 8, 26 and 61 included in Appendix A of Starboard’s supplemental presentation filed with the SEC on May 11, 2020.

4.	We note that slide 27 states that “GCP’s closest peers for the SBM segment have enthusiastically discussed the robust macro environment” in which GCP and its peers operate. However, it appears to us that quoted language from Sika and RPM indicate attribute their positive performance to company-specific success rather than market-wide factors. For example, one of Sika’s quotations refers to “newly won construction projects” while RPM’s quotation refers to an increase in their market share. With a view towards revised disclosure, please advise how these quotations reflect a “robust macro environment.”

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statements. Starboard believes that the success GCP’s closest peers for the SBM segment were able to attain, including through company-specific measures, is inextricably linked to a robust macro environment. Although the selected quoted language from SIKA and RPM does not explicitly reference market-wide factors as contributing to their positive performance, Starboard believes that the quoted language provides examples of successful measures, which are reflective of a robust macro environment. In addition, Starboard believes that the other SIKA quotations listed on slide 27 are reflective of a robust macro environment, which together with the other peer quotations listed, indicate that in the totality GCP’s closest peers for the SBM segment have discussed successes related to the robust macro environment. Notwithstanding the foregoing, Starboard has revised slide 27 to clarify how the quotations reflect a robust macro environment. Please see slide 27 included in Appendix A of Starboard’s supplemental presentation filed with the SEC on May 11, 2020.

May 11, 2020

5.	Please refer to comment #10 in our comment letter dated March 5, 2020 regarding your preliminary proxy statement, as well as our subsequent oral comments issued on March 17, 2020. We note that slide 50 includes multiple statements questioning whether GCP’s board appointed Greg Poling as Executive Chairman to allow his 2019 equity awards to vest. Please revise this slide to conform to your responses to our aforementioned comments regarding similar statements made in your preliminary proxy statement.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that it believes slide 50 includes statements that conform in content and tone with the revised statements included in its definitive proxy statement and its responses to the Staff’s comments regarding statements made in its preliminary proxy statement. Moreover, Starboard believes that its statements on slide 50 represent a reasonable explanation to account for, what is in Starboard’s opinion, the unsound business decision by the Board to appoint Mr. Poling as Executive Chairman upon his retirement as CEO (for the reasons discussed on slide 50), and Starboard believes that such statements are adequately characterized as Starboard’s opinions or beliefs (via use of phrases such as “we are concerned”, “may have chosen”, “we question whether the Board” etc). In addition, Starboard notes that slide 50 also excerpts the agreements that appear to govern the equity awards Mr. Poling received, which were not included in Starboard’s definitive proxy statement. Starboard believes these excerpts provide additional factual support for its concerns that the Company considered factors other than exclusively the best interests of GCP or its stockholders when it appointed Mr. Poling as Executive Chairman upon his retirement as CEO.

Notwithstanding the foregoing, Starboard has revised slide 50 to more closely reflect the language used in its definitive proxy statement in response to the Staff’s comments. Please see slide 50 included in Appendix A of Starboard’s supplemental presentation filed with the SEC on May 11, 2020.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman